UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 17, 2015

Internet Patents Corporation

(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation)	0-26083 (Commission File Number)	94-3220749 (I.R.S. Employer Identification No.)

101 Parkshore Dr., Suite 100 Folsom, California 95630 (Address of principal executive offices including zip code)

(916) 932-2860 (Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On February 17, 2015, Internet Patents Corporation (“IPC”) issued a press release announcing that it has scheduled a special meeting of stockholders to consider and vote on the previously announced proposed acquisition of Prism Technologies, LLC (“Prism”). The special meeting will be held on March 17, 2015 at 9:00 a.m. Pacific Time, at IPC’s headquarters at 101 Parkshore Dr., Suite #100, Folsom CA 95630. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

99.1	Press release of Internet Patents Corporation dated February 17, 2015

Important Additional Information

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval. IPC and Prism have filed a registration statement on Form S-4 that contains a prospectus and proxy statement with the Securities and Exchange Commission ("SEC") in connection with the transaction. More information about IPC, Prism and the proposed transaction is contained in the prospectus filed with the SEC. Before making any voting or investment decision, investors and security holders of IPC and Prism are urged to read the prospectus carefully and in its entirety because it contains important information about IPC, Prism and the transaction. You may obtain this information without charge through the Securities and Exchange Commission website (www.sec.gov) or upon your written or oral request by contacting the General Counsel of Internet Patents Corporation, 101 Parkshore Drive, Suite #100, Folsom, California 95630 or by calling (916) 932-2860.

In addition, if you have questions about the Merger, the IPC special meeting, or the joint proxy statement/prospectus, would like additional copies of the prospectus or need to obtain proxy cards or other information related to the proxy solicitation, please contact D.F. King & Co. Inc., the proxy solicitor for IPC, toll-free at (866) 387-7715 (banks and brokers should call (212) 493-3910).

IPC and its directors and executive officers and Prism and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of IPC in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the transaction is included in the joint proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of IPC is also included in IPC's Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 26, 2014. This document is available free of charge at the SEC website (www.sec.gov) and from Investor Relations at IPC at the address described above.

Cautionary Statement Regarding Forward Looking Statements

This news release contains forward-looking statements, which include statements expressing the intent, belief or current expectations of Internet Patents Corporation that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," "target," "goal," and similar expressions are intended to identify forward-looking statements. Actual results might differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with Internet Patent Corporation's business and the acquisition, which include, but are not limited to: the unpredictable nature of patent licensing and patent litigation; the risk that one or more of the patents acquired in the acquisition will be declared invalid; the potential loss of key employees critical to the ongoing success of the combined company's business; potential adverse changes in the laws and regulations relating to patents and patent litigation; the expected closing date of the proposed merger may change; the proposed merger may not close, including, but not limited to, due to the potential failure to receive the requisite vote required to approve the transaction of the members of Prism or of the stockholders of IPC, or due to the failure to satisfy other closing conditions; the risk that the combined company created by the acquisition will not be profitable and the possibility that the expected value creation from the proposed merger will not be realized or will not be realized within the expected time period; expectations regarding the structure of the transaction may not be realized; and changes in the taxation of the combined company's income due to the disallowance or expiration of the Company's net operating losses. Unless legally required, Internet Patents Corporation undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements should be considered in the context of these and other risk factors disclosed in the Company's filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

INTERNET PATENTS CORPORATION
Date: February 17, 2015	By:	/s/ L. Eric Loewe
Name: L. Eric Loewe Title: Senior Vice President, General Counsel and Secretary